IMPLATS
Distinctly Platinum

082-00359

RECEIVED
2007 AUG -1 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref#37113/Ltr/AMS

07025724

11 July 2007

BY COURIER

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F St., NE
Washington, D.C. 20549 U.S.A.

PROCESSED
AUG 08 2007
THOMSON FINANCIAL

SUPPL

Re: IMPALA PLATINUM HOLDINGS LIMITED
SEC File No. ~~333 - 101728~~

AMENDMENT TO THE APPLICATION FOR EXEMPTION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dear Mr. Dudek:

Reference is hereby made to the letter dated 9 December 2002 (the "A pplication Letter") provided to the Securities and Exchange Commission (the "Commission") on behalf of Impala Platinum Holdings Limited, a company incorporated under the laws of the Republic of South Africa (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Ex change Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is www.implats.co.za. At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordin ary shares.

dlw 8/7

Impala Platinum Holdings Limited
Reg. No. 1957/001979/06
No. 2 Fricker Road • Illovo • 2196 • Private Bag X18 • 2116 • South Africa
Tel: +27 11 731 9022 • Fax: +27 11 731 9254 • alan.snashall@implats.co.za • www.implats.co.za

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact the undersigned at Telephone +27 11 731 9022 Fax +27 11 731 9254.

Very truly yours,

A M SNASHALL

cc : **Deutsche Bank AG London**
Winchester House
1 Great Winchester Street
LONDON
EC2N 2 DB

St James Corporate Services Limited
6 St James Place
LONDON
SW1A 1NP

END